Management's Discussion and Analysis

General

This Management’s Discussion and Analysis (“MD&A”) of NovaGold Resources Inc. (“NovaGold” or “the Company”) is dated February 27, 2007 and provides an analysis of NovaGold’s financial results for the year ended November 30, 2006 compared to the previous year. At February 27, 2007 the Company has 92 million common shares issued and outstanding.

The following information should be read in conjunction with the Company’s November 2006 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements. The Company’s accounting policies have been consistently followed in preparation of these consolidated financial statements. All amounts are in Canadian dollars unless otherwise stated. Additional information related to NovaGold is available on the Company’s website www.novagold.net or on SEDAR at www.sedar.com.

Description of Business

NovaGold is a precious metals company focused on the exploration and development of mineral properties in Alaska, USA and British Columbia, Canada, with three of its properties progressing towards development or in construction. The Company conducts its operations through wholly-owned subsidiaries and joint ventures. The Company is primarily focused on gold properties, some of which have significant copper and silver resources. In August 2006 the Company received its final permits and Board of Directors approval for construction of the Rock Creek/Big Hurrah mine which is anticipated to be completed in the latter half of 2007, with production expected to begin by the end of the year, subject to the successful resolution of litigation concerning the permits for the project. The Rock Creek and Big Hurrah projects are located near Nome, Alaska.

In addition, the Company is advancing three of the largest undeveloped resources in North America:

  the Galore Creek copper-gold property in Northwest British Columbia, the Donlin Creek gold project in Alaska in a joint venture with a subsidiary of Barrick Gold Corporation (“Barrick”), the Ambler copper-zinc-silver-gold property in Alaska in partnership with subsidiaries of Rio Tinto.

At February 27, 2007 NovaGold had $56 million of unrestricted cash and $30 million of marketable securities (at fair value) held for sale. The Company is listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol “NG”.

Galore Creek

Galore Creek is a large copper-gold deposit located in Northwestern British Columbia with proven and probable reserves estimated at 540.7 million tonnes containing 6.6 billion pounds of copper, 5.3 million ounces of gold and 92.6 million ounces of silver. These are within the measured and indicated resources of 748.9 million tonnes containing 7.4 million ounces of gold, 117 million ounces of silver and 8.5 billion pounds of copper and in addition the property has inferred resources of 4.3 million ounces of gold, 66 million ounces of silver and 3.4 billion pounds of copper, including NovaGold’s expected 80% share of the Copper Canyon deposit. NovaGold holds the Galore Creek project's known reserves and resources under two option agreements. NovaGold is earning a 100% interest in the main Galore Creek property, which consists of the Southwest, Central, Junction and West Fork deposits, and contains most of the project's known resources. NovaGold has a right to earn an 80% interest in the Copper Canyon property which is immediately east of the main Galore Creek property. The Copper Canyon deposit contains inferred resources of 2.8 million ounces of gold, 38 million ounces of silver and 1.2 billion pounds of copper included in the aforementioned inferred resources. Based on the Galore Creek Feasibility Study completed in October 2006, by the independent international engineering services firm Hatch Ltd., a nominal 65,000 tonnes per day milling operation could produce annually 432 million pounds of copper, 341,000 ounces of gold and 4 million ounces of silver during the first five years of mine life.

Donlin Creek

Donlin Creek, a joint venture with Barrick, is one of the largest known undeveloped gold deposits in the world with measured and indicated resources of 16.6 million ounces of gold and additional inferred resources of 17.1 million ounces of gold. The Company’s 70% interest in Donlin Creek is held through a joint venture with Barrick who became manager of the joint venture effective November 2002, through Placer Dome Inc, as predecessor, and Barrick has an option to back in to an additional 40% interest (bringing its total to a 70% interest) in the joint venture. NovaGold believes it will not be possible for Barrick to meet the terms and conditions of the Agreement within the required timeline, and on August 25th filed a lawsuit against Barrick in the United States District Court of Alaska seeking, among other remedies, a declaratory judgment to clarify the requirements Barrick must satisfy to earn an additional 40% interest in Donlin Creek, and an order to the effect that it is impossible for Barrick to satisfy these requirements, in which case NovaGold is asking to be appointed as manager of the project in place of Barrick. The Court concluded there is a "genuine dispute" as to the meaning of the terms of the earn-in provisions and Barrick's ability to meet the conditions required to earn a 70% interest in Donlin Creek, and the Company's litigation is still pending. Under the Mining Venture Agreement (“MVA”) Barrick must, in order to earn the extra 40% interest, expend US$32 million on the property, complete a bankable feasibility study and make a board decision to construct a mine on the property that would produce at least 600,000 ounces of gold per annum, on or before November 13, 2007. The owner of the subsurface rights at Donlin, Calista Corporation, has a right within 90 days of issuance of the bankable feasibility study, to elect to acquire between a 5% and 15% participating operating interest in the project. In May 2006 Barrick provided notice to NovaGold that

MD&A-1

Management's Discussion and Analysis

effective March 31, 2006 it had completed the expenditure requirement of US$32 million as part of the back-in. Under the MVA, upon election by NovaGold, Barrick is funding NovaGold’s entire share of current exploration and development budgets since March 31, 2006 and NovaGold is being charged interest at US prime rate plus 2% on 30% of the total cost although NovaGold is accruing 70% of the cost because it does not believe Barrick will meet its back-in requirements.

Nome Operations

The Nome Operations consist of three main projects located near the town of Nome, Alaska: the Rock Creek, Big Hurrah and Nome Gold projects. Each property is described below:

Rock Creek/Big Hurrah
Rock Creek is the Company’s most advanced project which, together with anticipated production from Big Hurrah, is expected to produce gold at an average rate of approximately 100,000 ounces of gold per annum starting by late 2007. In August 2006 the Company received the permits to develop Rock Creek and Big Hurrah, and, following approval by the Board of Directors, construction commenced on a mine developing both projects. The main process facility and tailings will be located at Rock Creek and will process ore from Rock Creek and ore trucked from Big Hurrah. A group of individuals filed a lawsuit contesting the permits to conduct dredging and fill operations under the U.S. federal Clean Water Act and in December 2006 the U.S. Army Corps of Engineers suspended the permit pending review. NovaGold is continuing work in uplands and areas previously disturbed. NovaGold expects the permits to be reissued and that the lawsuit contesting it to be refiled. Successful resolution of the lawsuit is necessary for the timely completion of construction.

The Rock Creek property is located 8 miles north of Nome, Alaska. The Big Hurrah property is located 40 miles east of Nome, Alaska on the existing road system. The resources at Rock Creek and Big Hurrah total approximately 800,000 ounces of gold. The average grade at Big Hurrah is approximately three times the grade at Rock Creek.

Nome Gold
The Nome Gold property is located three miles north of Nome, Alaska on lands owned by the Company. The Nome Gold property contains a measured and indicated resource estimated at 1.6 million ounces of gold and an inferred resource estimated at 0.25 million ounces. The Company currently plans to complete engineering studies to evaluate the viability of restarting mining operations at the property.

Ambler

Ambler, in which NovaGold has an option to acquire a joint venture interest through an agreement with subsidiaries of Rio Tinto plc, is a large, high grade polymetallic massive sulphide deposit with an historic resource estimated in 1995 (which is not compliant with NI 43-101) of 36.3 million tonnes grading 4% copper, 5.5% zinc, 0.8% lead, 0.7 g/t gold and 54.9 g/t silver containing 817,000 ounces of gold, 62 million ounces of silver, 3.2 billion pounds of copper and 4.2 billion pounds of zinc. The Company is in the process of acquiring a 51% interest in the Ambler property through an option agreement with the Rio Tinto subsidiaries. In order to earn its 51% interest, the Company must expend US$20 million on the property by 2016, obtain memoranda of understanding with certain land owners in the region and complete a defined pre-feasibility study. The Rio Tinto subsidiaries have a one-time option after completion of a feasibility study to acquire an additional 2% interest in the project and assume management of construction and operation of the mine by making a payment to the Company based on net present value.

Other

In addition, NovaGold holds a portfolio of earlier stage exploration projects that have not advanced to the resource definition stage. The Company is also engaged in the sale of sand, gravel and land, and receives royalties from placer gold production, largely from its holdings around Nome, Alaska.

Results of Operations

The Company had a net loss of $30.5 million (or $0.33 per share) for the year ended November 30, 2006, compared with a net loss of $5.8 million (or $0.09 per share) in 2005 and a net loss of $8.4 million (or $0.14 per share) in 2004. On July 24, 2006, Barrick announced an unsolicited bid ("Barrick Bid") for the Company and announced a bid to purchase all the common shares of Pioneer Metals Corporation ("Pioneer"), thus frustrating a bid made by NovaGold for Pioneer on June 19, 2006. The Barrick Bid lasted for more than four months ending on December 7, 2006. The Company incurred legal, advisory and other professional costs related to Barrick's actions in 2006 of approximately $19 million, and salaries and administrative costs related to staff working on matters related to the Barrick Bid estimated at an additional $2 million for a total of $21 million ("Barrick Costs"). The Barrick Costs were the main factor for the increase in net loss of $24.6 million from 2005 to 2006. The Barrick costs include success fees paid to the Company’s financial advisors.

Interest income increased to $6.6 million for the year ended November 30, 2006 compared with $1.5 million in 2005 and $1.3 million in 2004 due to higher cash balances invested and generally higher interest rates, particularly for the US funds. Income from the Company’s land and gravel sales, gold royalties and other revenues were $1.7 million during the year ended November 30, 2006 compared with $2.2 million in 2005 and $2.5 million in 2004. The reduction in sales was caused primarily by a focus of efforts of the team in Nome, Alaska to the Rock Creek mine construction.

Expenses were $40.3 million for the year ended November 30, 2006 compared with $11.3 million in 2005 and $12.0 million in 2004, including in those years $4.2 million, $3.4 million and $5.8 million, respectively, for the non-cash stock-based compensation for which an equivalent amount was added to shareholders’ equity. Overall general and administrative costs, salaries and benefits (other than the non-cash stock-based

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Management's Discussion and Analysis

compensation), corporate development and communications, and professional fees have increased to $34.2 million in 2006 compared with $7.8 million in 2005 and $6.1 million in 2004. Of the $28 million increase in 2006 the single largest cost related to the Barrick Costs that totalled approximately $21 million. General and administrative (G&A) costs increased by $2.4 million from 2005 to 2006 mainly due to Barrick Costs, increases in occupancy costs and interest of $0.7 million. Corporate development and communications increased by $0.3 million to $1.5 million in 2006. This increase was slightly larger than the $0.3 million increase to $1.1 million in 2005 because of increased shareholder presentations and more direct corporate development activities, particularly related to the Company’s financial advisors for the Galore Creek project. Professional fees increased by $21 million principally due to the unsolicited take-over attempt initiated by Barrick and related financial advisory fees and legal defense costs, and increased Sarbanes-Oxley compliance costs. Wages and benefits have increased by $2.6 million to $5.2 million in 2006 due to the expansion of staff resources in all areas of the Company required to meet the needs created by increased business including expenditures on mineral exploration and development.

The other item of significance in 2006 is a foreign exchange loss amounting to $0.9 million. This compares to an exchange gain of $0.5 million in 2005 and $0.1 million in 2004. Strengthening of the Canadian dollar against the US dollar through much of 2006 resulted in the 2006 loss as investments, and amounts held in U.S. dollars to fund anticipated US dollar expenditures, lost value. The foreign exchange gain in 2005 was mainly due to gains on liabilities incurred in US dollars. The Company recorded expensed exploration and mineral property write-downs of $0.5 million in 2006 compared with $0.5 million in 2005 and $0.3 million in 2004. In 2006 the costs related mainly to expensed generative exploration costs and in 2005 the costs related mainly to a write-down of exploration expenditures in 2005 and earlier on the Thunder Mountain property in Nevada as the option agreement on that property has been allowed to lapse because drilling results did not meet the Company’s target expectations.

Selected Financial Data

The following annual and quarterly information is prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).

Annual Information
Fiscal years ended November 30, 2006, 2005 and 2004, in $000’s except per share amounts:

	2006	2005	2004
	$	$	$

Net revenues	8,093	3,254	3,469
Expenses and other items(1)	(38,544)	(9,062)	(11,845)
Loss for the year	(30,451)	(5,808)	(8,376)
Loss per share - basic and diluted	(0.33)	(0.09)	(0.14)
Expenditures on mineral properties and related deferred costs(2)
USA	48,444	13,205	8,455
Canada	36,455	48,966	102,341 (3)
Total assets	565,424	270,174	210,499
Total long term financial liabilities	(34,039)	-	(536)

Quarterly Information
In $000’s except per share amounts, for the fiscal quarters ended:

	11/30/06	8/31/06	5/31/06	2/28/06	11/30/05	8/31/05	5/31/05	2/28/05
	$	$	$	$	$	$	$	$

Net revenues	2,080	2,391	2,213	1,409	1,256	1,074	409	515
Income (loss) for the quarter	(19,346)	(2,578)	(8,629)	102	2,577	(1,451)	(1,797)	(5,137)
Loss per share - basic and diluted	(0.20)	(0.03)	(0.10)	0.00	0.04	(0.02)	(0.03)	(0.08)
Expenditures on mineral properties
and related deferred costs(2)
USA	16,088	27,461	3,254	1,641	4,221	4,636	2,735	1,613
Canada	18,081	11,501	1,599	5,274	17,433	22,232	6,442	2,859

(1)	Expenses and other items include losses/gains on equity investments, and income taxes.
(2)	Expenditures on mineral properties and related deferred costs include fair value adjustments and stock based compensation, net of recoveries, tax credits and adjustments, write-downs, disposals and option payments received.
(3)	An excess of purchase price over book value of $84,958,000, including deferred tax provision of $30,262,000, was allocated to Galore Creek on the acquisition of SpectrumGold Inc. in July 2004.

MD&A-3

Management's Discussion and Analysis

The Company carries out exploration activities in Canada and the United States. The Company’s exploration activities are seasonal in nature and programs tend to start late in the spring and complete by November. During the fourth quarter, the Company expended $34.2 million on mineral properties and related deferred costs. Of this amount, $17.9 million related to spending at the Galore Creek project, $1.1 million related to spending at the Rock Creek project and $12 million was recorded for expenditures related to the Donlin Creek project representing 70% of amounts incurred by Barrick U.S. pursuant to the Mining Venture Agreement. The loss for the quarter was $19.3 million ($0.20 per share) compared with an income of $2.6 million in the last quarter of 2005. The increase in loss was largely due the Barrick Costs incurred in the fourth quarter of 2006 of approximately $16 million and overall increases in general and administrative costs, and corporate development and communications of $3.1 million as a result of expanded activities of the company in all areas.

Factors that can cause fluctuations in the Company’s quarterly results are the timing of expenditures on exploration and development activities, the Nome land sales, stock option grants, income taxes and the write-offs of mineral property costs previously capitalized. In 2006 quarterly results were also affected by the nature and timing of the Barrick Costs. The Company’s properties are not yet in production, consequently the Company believes that its loss (and consequent loss per share) is not a useful measure of the Company’s value. Although the Company’s sales revenues are denominated in US dollars and a portion of the expenses are denominated in US dollars, the Company’s cash balances, which are significantly larger than those US amounts, are predominately in Canadian funds and therefore the Company has not been materially susceptible to currency variations in 2006.

Liquidity and Capital Resources

The Company expended $3.1 million on net operating activities during the year ended November 30, 2006 compared with $6.0 million in 2005 and $3.2 million in 2004. The loss for 2006 was $30.5 million but, for cash flow purposes, this was offset by an increase in accounts payable and accrued liabilities of $26 million at the year-end. A substantial portion of these payables related to Barrick Costs, construction costs for the Rock Creek mine and Galore Creek pre-construction costs that were paid subsequent to the year-end.

The Company generated net proceeds from financing activities of $196.3 million in 2006 compared with $60.7 million in 2005 and $25.9 million in 2004. On February 8, 2006 the Company issued 14,950,000 common shares at $13.43 (US$11.75) per common share for net proceeds of $188.5 million after commissions and expenses of $12.3 million.

On July 7, 2005 the Company issued 6,260,000 special warrants at $10.00 per special warrant for net proceeds of $58.8 million. Each special warrant was converted on August 18, 2005 into one common share and one-half share purchase warrant. A total of 3,130,000 share purchase warrants were issued and each share purchase warrant entitles the holder to acquire one common share of the Company at a price of $12.10 on or before January 7, 2008. At November 30, 2006, 3,129,200 of these warrants remain outstanding.

On October 28, 2004 the Company issued by way of private placement 1,980,200 flow-through common shares at $10.10 per flow-through common share for net proceeds of $18.9 million. As part of this offering, certain directors and employees of the Company purchased 79,600 flow-through common shares. In addition, 99,010 warrants exercisable at $10.10 per share were issued to the agents, all of which expired unexercised in 2005. An amount equivalent to the gross proceeds of $20.0 million was renounced for Canadian tax purposes in 2005. Under CICA guidelines, approximately $6.7 million was deducted from share capital and added to future income taxes in 2005 at the time of renunciation to reflect the tax deductions foregone by the Company.

The Company expended $119.9 million on investing activities during 2006 compared with $77.5 million during 2005 and $26.4 million net in 2004. The Company expended $50.3 million in 2006 on mineral properties and deferred costs compared with $61.3 million in 2005 and $23.4 million in 2004. The majority of the 2006 and 2005 mineral property expenditures occurred at the Galore Creek and Rock Creek projects. The expenditures on Donlin Creek of US$28.8 million, including interest of US$0.6 million, did not require the use of funds as these amounts were financed by Barrick under the terms of the MVA. In 2006 the Company carried out an extensive 36,000 metre drilling program at the Galore Creek project as well as environmental and engineering work, and completed a feasibility study for the project that was released in October 2006. In 2005 the Company carried out an extensive drilling program as well as environmental and engineering work at the Galore Creek project and carried out studies, design and permit work at Rock Creek together with a drilling program at Big Hurrah in anticipation of making a construction decision in 2006. In 2004 the Company significantly expanded the mineral resources at Galore Creek and undertook new studies on the potential of developing a mine at the Rock Creek property.

A total of $57.5 million was spent on capital assets in 2006, including $30.5 million on construction at Rock Creek and $17.8 million on pre-construction at Galore Creek including costs related to tunnel and road infrastructure. In August 2006, the Company funded US$6.8 million of reclamation bonds to cover future reclamation related to the Rock Creek and Big Hurrah projects. In addition the Company expended $8.9 million on mining and milling equipment in 2006 and $11.9 million in 2005 for the Rock Creek project. The Company commenced construction on site at Rock Creek immediately following receipt of permits and board approval in August 2006. Because of advance purchase of equipment and advance staging in Nome, the Company was able to complete significant work by the year end. In May 2006, Barrick provided notice to NovaGold that effective March 31, 2006 it had completed the expenditure requirement of US$32 million as part of the back-in to a 70% interest in the Donlin Creek project. Currently NovaGold holds 70%. NovaGold does not believe it is possible for Barrick to meet its back-in requirements so NovaGold has been accruing 70% of the exploration and development costs subsequent to March 31, 2006, which amounted to US$29.4 million, including interest, at November 30, 2006, and recording the costs in non-current liabilities. Barrick reported completing 92,800 metres of drilling at Donlin Creek in calendar 2006.

MD&A-4

Management's Discussion and Analysis

In 2006 the Company expended $3.0 million on a further investment in shares of Alexco Resource Corporation (“Alexco”), bringing the Company’s investment to $5.5 million (including its share of Alexco’s losses) with a market value of $27.2 million at November 30, 2006. In 2005 the Company spent $3.6 million on investments, the largest being a $3.5 million purchase of shares in US Gold Corp which at November 30, 2006 had a market value of $29.8 million (2005 - $22.9 million).

On August 3, 2006 the Company completed the asset acquisition of Coast Mountain Power Corp. and its wholly-owned subsidiaries (collectively referred to as “Coast Mountain”). Under a plan of arrangement, Coast Mountain shareholders received 2,512,000 common shares of the Company, valued at $44.4 million. The purchase price was allocated to the fair value of the assets and liabilities received, based on estimates by management. The allocation of the purchase price of the net assets acquired is preliminary and may vary based upon the completion of additional valuation procedures. An additional $15.6 million has been recorded as a future income tax liability related to the fair value of assets acquired that do not have an income tax basis. A total of $60.0 million is currently recorded for power generation and transmission.

The Company carries out substantial exploration and development activities in Canada. The expenditure related to those activities generate investment tax credits under Canadian tax legislation based on 10% of the related eligible exploration expenditures and NovaGold records those investment tax credits as a long term receivable and a deduction from the related mineral property expenditures with no income effect. For the year ended November 30, 2006 a total of $6.1 million of investment tax credits was recognized.

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations other than the Donlin Creek expenditures referred to above. The majority of the Company’s expenditures on its properties are of a discretionary nature.

At November 30, 2006, the Company’s aggregate commitments for operating leases totaled $3.0 million. These operating leases include the Company’s leased head office location and certain office equipment ranging from one to ten years. The Company also had commitments outstanding at November 30, 2006 in the amount of $30.8 million for pre-construction activities related to tunnel and road infrastructure at the Company’s Galore Creek project which started in the latter half of 2006 and $4.6 million related to Rock Creek construction. The goods and services under these contracts are anticipated to be delivered and/or completed by the end of 2007. The amounts owed to Barrick related to Donlin Creek will be due after 2011 based on the expected production timeline. The future minimum payments at the year-end are approximately as follows:

in millions of Canadian dollars

	Operating Leases $	Galore Creek $	Rock Creek $	Donlin Creek $	Total $
2007	0.5	30.8	4.6		35.9
2008	0.4				0.4
2009	0.4				0.4
2010	0.3				0.3
2011	0.3				0.3
Thereafter	1.1			33.6	34.7

Subsequent to November 30, 2006 the company awarded contracts related to road, tunnel and support activities related to the Galore Creek project with minimum commitments of $31.7 million as of February 27, 2007. As of February 27, 2007 the Company has cash and marketable securities for sale of $86 million after having made payments of $5.0 million under the Galore Creek commitments entered before and after November 30, 2006.

The Company has no significant financial or other instruments except that its cash balances are largely invested in high quality commercial or bank paper with terms of less than three months that can be easily liquidated.

Outlook

At November 30, 2006 the Company had cash and cash equivalents of $106.6 million and marketable securities available for sale with a quoted market value of $29.8 million. The Company has budgeted to expend $37 million, net of revenues, on Rock Creek construction in fiscal 2007, plus an additional $6 million on exploration and other costs at Rock Creek. The Company budgeted $1.5 million for exploration and studies at the Ambler project and $8.5 million for exploration at the Company’s smaller Alaskan and British Columbia properties. A further $2 million was budgeted for work on the assets obtained through the acquisition of Coast Mountain. At Donlin Creek, Barrick budgeted to expend US$87 million in calendar 2007 including 70,000 metres of in-fill and in-pit exploration drilling, environmental baseline studies, studies of alternative power sources, permitting work, and feasibility and engineering work.

At the Galore Creek project, the Company is in the later stages of obtaining approval to construct a mine on the property that will have a nominal throughput of 65,000 tonnes per day (tpd) that is planned to produce when in operation annually 432 million pounds of copper, 341,000 ounces of gold and 4 million ounces of silver during the first five years of mine life.

On February 23, 2007 NovaGold announced that it had received its BC Provincial Environmental Assessment Certificate for Galore Creek. The certificate outlines the commitments and conditions required to ensure that the project can proceed without resulting in any significant adverse environmental impacts. The Canadian Environmental Assessment Agency initiated the final 30-day public review and comment period on January 19, 2007 when it filed a Public Notice inviting comments. The comment period closed on February 19th. The responsible Federal Government agencies will review all input and make a recommendation to the Federal Minister of the Environment for approval of the Comprehensive Study Report. Once this approval is granted, the Federal agencies can grant the necessary Federal authorizations associated with the project. Provincial permits to allow construction to proceed are now being reviewed and these are expected to be granted in the second quarter of 2007.

NovaGold has applied to the government of British Columbia for a surface lease on the adjacent Grace property, under option to NovaGold, for use as a tailings and waste rock storage facility. Pioneer Metals Corporation, which is controlled by Barrick and holds subsurface rights in the property, is contesting the application. The government of British Columbia is the owner of the surface rights and has the sole authority to issue a surface lease on the property. NovaGold anticipates that a surface lease for the tailings and waste facility approved by the government in the Environmental Assessment Certificate will be issued in a timely manner.

MD&A-5

Management's Discussion and Analysis

The Galore Creek Construction team is making final preparations to be able to commence construction with Board approval, upon receipt of permits. Installation of project information systems is continuing, as is the purchase of critical equipment required for rapid implementation and control of construction activities. Contracts are in various stages of negotiation for access road, tunnel, bridge building, helicopter support, design and engineering and other project-related activities as required within the project schedule.

Phase 1 construction, anticipated to take approximately 24 months, will focus on access infrastructure including a mine access road, a power transmission line and an access tunnel, and represents approximately 20% of the overall capital costs for the project. Electrical power will be supplied from a connection to the BC Hydro grid where the project access road meets Highway 37. Phase 2 construction will focus on mine facilities and valley infrastructure, with the largest portion of capital cost expended in this latter construction period. Phase 2 construction is expected to take approximately 36 months.

In the Galore Creek Feasibility Study a total of $375 million (US$303 million) was planned to be expended in 2007, and an additional $50 million was expected to be spent in 2007 by Coast Mountain on power line construction necessary for Galore Creek operations, excluding any bonding costs. The NovaGold construction team has rescheduled and re-estimated costs for 2007 based on the longer development schedule contemplated above. This rescheduling contemplates a total of $262 million being expended in 2007 and an unchanged overall construction budget of $2.2 billion (US$1.8 billion) with start-up of operations in 2012 rather than 2011.

NovaGold believes it would be able to cover all planned activities for 2007 that it needs to fund, excluding those related to Galore Creek, with its available cash and proceeds from its marketable securities held for sale. The Company plans to ultimately obtain a joint venture partner (or syndicate of partners) for Galore Creek that will share costs. NovaGold anticipates that construction permits will be received in April 2007 and it is currently entering into contracts to enable a smooth transition into construction without delay. Competition for contractors is currently extremely high in Western Canada and NovaGold is committing early in order to assure availability when needed. NovaGold plans to undertake financing in 2007 in the form of either debt, equity or a combination of debt and equity although there can be no assurance that NovaGold can obtain financing on terms favourable to it.

Related Party Transactions

In 2005, the Company sold 650399 BC Ltd (BC Ltd), which held the Company’s Yukon and British Columbia assets other than the Galore Creek and adjacent properties. The purchaser was Alexco, a then newly formed company whose president is a director of NovaGold. The proceeds from the sale of BC Ltd were shares in Alexco recorded at a fair value of $2.75 million, plus a cash payment of $600,000 equivalent to the cash existing in BC Ltd at the time of the sale. The sale proceeds were equivalent to the consolidated book value of the assets in BC Ltd and thus there was no gain or loss on the sale. Although no agreement has been concluded, the Company intends to option back certain exploration rights to the Brewery Creek property from Alexco.

Effective July 31, 2004, the Company entered into an option agreement with an officer of the Company for the Illinois Creek property located in Alaska, USA for an initial payment of US$20,000. The Company has the option to acquire 100% of the property by making payments totalling US$0.25 million by April 30, 2009, expending US$1.5 million on exploration on the property and making a further payment of US$1.0 million within 30 days of completion of the payments and expenditures, subject to certain extensions. The officer retains a 2% net smelter royalty on the property a portion of which may be purchased by the Company on fixed terms.

Critical Accounting Estimates

The most critical accounting principles upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures, accounting for stock-based compensation and future income taxes.

Mineral Properties and Related Deferred Costs
The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value in accordance with the CICA Handbook Section 3063 “Impairment of Long-Lived Assets”.

Management’s estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of the net cash flows expected to be generated from its properties.

MD&A-6

Management's Discussion and Analysis

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development of properties and upon future profitable production or proceeds from the disposition thereof. The discovery or establishment of adequate reserves is dependent on successful exploration. Competition for exploration resources at all levels is currently very intense, particularly affecting availability of manpower, drill rigs and helicopters. As a result of this, and other factors inherent in exploration, the Company has uncertainty that it will be able to carry out its planned exploration and development programs or on the schedules currently envisioned.

Stock options
The Company accounts for stock options at fair value pursuant to CICA Handbook section 3870 which established standards for the recognition, measurement and disclosure of stock- based compensation and other stock-based payments. Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and deferred costs for grants to individuals working directly on mineral projects.

Income taxes
The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

The Company’s accounting policies are described in Note 2 to the consolidated financial statements.

Change in Accounting Policies

During the year the Company adopted a new accounting policy for the intangible assets, consisting of power generation and transmission rights, acquired by the Company. Intangible assets are recorded at cost and amortized over their expected useful lives on a straight line basis. Amortization will begin when the economic benefit of the intangible asset is consumed. The Company assesses the fair value of intangible assets and if there are indications of impairment, the carrying value would be written down.

New Accounting Pronouncements

Financial instruments – recognition and measurement
In January 2005, the Canadian Institute of Chartered Accountants (the “CICA”) issued new Handbook Section 3855, “Financial Instruments – Recognition and Measurement” (CICA 3855), effective for annual and interim periods beginning on or after October 1, 2006. CICA 3855 establishes standards for recognizing and measuring financial assets and liabilities and non-financial derivatives. All financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at cost. Investments available for sale will be recorded at fair value with the unrealized gains or losses recorded through comprehensive income. For the interim period ending February 28, 2007, the Company expects a material impact on its financial statements similar to the impact on comprehensive income for U.S. GAAP purposes. See Note 16 to the consolidated financial statements.

Comprehensive income
In January 2005, the CICA issued new Handbook Section 1530, “Comprehensive Income” (CICA 1530) and Handbook Section 3251, “Equity” (CICA 3251) effective for interim and annual periods beginning on or after October 1, 2006. CICA 1530 establishes a standard for reporting and presenting certain gains and losses normally not included in net earnings or losses, such as unrealized gains and losses related to available for sale securities, in a statement of comprehensive income. CICA 3251 establishes standards for the presentation of equity and changes in equity as a result of the new requirements in CICA 1530. The Company will include a statement of comprehensive income upon adoption of these sections.

U.S. GAAP
For new U.S. GAAP accounting pronouncements, see Note 16 “Significant differences from United States accounting principles” to the consolidated financial statements.

Disclosure Controls and Internal Controls over Financial Reporting

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee. The Company’s chief executive officer (CEO) and chief financial officer (CFO) have evaluated and are satisfied with the effectiveness of these disclosure controls and procedures for the period ending November 30, 2006.

The CEO and CFO acknowledge responsibility for the design of internal control over financial reporting (ICFR), and confirm that there were no changes in these controls that occurred during the most recent interim period ended November 30, 2006 which materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Risk Factors

Exploration and Development
Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

MD&A-7

The Company is earning an interest in certain of its key properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions include making property payments, incurring exploration expenditures on the properties, and satisfactory completion of certain pre-feasibility studies and third party agreements. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-down its previously capitalised costs related to that property. The Company does not believe that Barrick will meet the back-in requirements on the Donlin Creek project and has thus provided for the 70% of the costs effective from April 1, 2006. If it is concluded that Barrick successfully completes the back-in requirements by November 13, 2007, leaving NovaGold with 30% of Donlin Creek, NovaGold’s currently reported long term payables and mineral property and related deferred costs would reduce by US$16.5 million.

Resource Estimates
There is a degree of uncertainty attributable to the calculation of reserves and resources and the corresponding grades. Reserve and resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures and proven and probable reserves set forth by the Company are estimates, and there is no certainty that these levels of gold will be realized. Declines in the market price for gold may adversely affect the economics of a reserve or resource and may require the Company to reduce its estimates.

Price Volatility-Gold and Other Metals
The market price for gold and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold and other metals are discovered, a profitable market may continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

Caution on Forward-Looking Statements

The Management’s Discussion and Analysis contains forward-looking statements concerning anticipated developments in NovaGold's operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. These forward-looking statements are set forth under the heading "Outlook" and elsewhere in the Management’s Discussion and Analysis. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors including those set forth under the heading “Risk Factors” in Management’s Discussion and Analysis and under the heading “Preliminary Notes – Cautionary Statement Regarding Forward-Looking Statement” and “Risk Factors” in NovaGold’s Annual Information Form for the year ended November 30, 2006. NovaGold's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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